Form G-FIN/A



05043860

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-00099

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [x] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [ ] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [x] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [ ] Notice
   B. [x] Amendment


RECEIVED
JUN 16 2005
Treasury & Market Risk

4. A. Full name of the financial institution:

   Harris N.A.

   B. Address of principal office of financial institution:

   111 W. Monroe Street, 19th Floor West, Chicago, IL 60603

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Gregory P. Morris	Vice President, Compliance	(312) 461-4517

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [ ] Yes B. [x] No

   (If yes, provide addresses and describe activities.)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Domenico	Michael	L	Managing Director
Harmon	David	K	Managing Director
Kijewski	Richard	M	Managing Director

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Michael	L	Domenico	Managing Director

[signature] Manual Signature

6-1-05 Date

Acknowledgement for
FORM MSD-4 ☐
FORM G-FIN-4 ☒

RECEIVED
2005 FEB 16 AM 8:55
DIVISION OF BANKING SUPERVISION AND REGULATION

26. Applicant Name Michael L. Domenico

27. Bank Municipal Securities Dealer Name HARRIS TRUST & SAVINGS BANK

Receipt Stamp

28. Bank Municipal Securities Dealer Address 111 W. Monroe St., 19W, Chicago, IL 60603

29. Attention: CAROLYN Kedzior

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME DOMENICO — Michael — L.
   Last — First — Middle (if none, write "n/a")

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME HARRIS
   B. REGISTRATION NUMBER 861230
   C. MAIN ADDRESS 115 South La Salle Chicago IL

3. OFFICE OF EMPLOYMENT OF APPLICANT 115 S LaSalle

4. DATE OF EMPLOYMENT WITH MSD 8 (Month) 30 (Day) 1997 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☐ Board of Governors of the Federal Reserve System... ☒ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative ☐
   Municipal Securities Principal ☐
   Government Securities Representative ☐
   Government Securities Supervisor ☒

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☐	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☐	☐
E. Processing and clearing activities with respect to municipal securities:	☐	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☐	N/A
G. Training of municipal securities principals or municipal securities representatives:	☐	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
Harris NaBT	

1-12-05 — Date

Michael Domenico — Print Name of Municipal Securities Principal

[signature] — Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Domenico Michael C
Name: Last First Middle

10. 158-52-3258
Social Security Number (optional)

11. 1910 S James Court N.
Resident Street Address

12. Lake Forest IL 60045
City State ZIP

13. 3-7-56
Date of Birth (Month/Day/Year)

14. Brooklyn NY
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known:

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
Yamaichi Int'l	Investment Banking	1995	1997	V.P	opportunity	Full
Harris Nesbitt	Investment Banking	1997	Present		—	Full

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
1910 South James Court N	12-04	—
27 Rancho Polo Colts Neck NJ	4-01	12-04
19 Hidden Pine Dr Colts Neck NJ	8-87	4-01

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☐ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination 24 Approximate Date (mm/yy) 1996 Dec.

Type of Examination ______ Approximate Date (mm/yy) ______

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☐

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

Type of Examination ______ Basis for Exemption or Waiver Approximate Date (mm/yy) ______

19. Are you currently bonded? Yes ☑ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? Yes ☐ No ☑

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☑

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☑

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☑

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☑

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☑

Date 1-12-05 Signature of Applicant [signature]

Acknowledgement for
FORM MSD-4 ☐
FORM G-FIN-4 ☒

26. Applicant Name Michael L. Domenico

27. Bank Municipal Securities Dealer Name HARRIS TRUST & SAVINGS BANK **Receipt Stamp**

28. Bank Municipal Securities Dealer Address 111 W. Monroe St., 19 W

29. Attention: CAROLYN Kedzior

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

~~Board of Governors of the Federal Reserve System~~
Special Activities Section
Mail Stop 406
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

UNIFORM APPLICATION FOR MUNICIPAL SECURITIES PRINCIPAL OR MUNICIPAL SECURITIES REPRESENTATIVE ASSOCIATED WITH A BANK MUNICIPAL SECURITIES DEALER

1. APPLICANT NAME: Harmon (LAST) David (FIRST) Kahl (MIDDLE (If none, so specify))
2. BANK MUNICIPAL SECURITIES DEALER:
   - A. NAME: Harris Trust and Savings Bank — 0110
   - B. REGISTRATION NUMBER: 86 00230 — 0120
   - C. MAIN ADDRESS: 111 West Monroe Street, Chicago, Illinois 60690 — 0169
3. OFFICE OF EMPLOYMENT OF APPLICANT: 111 West Monroe Street, Chicago, Illinois 60690 — 0180
4. DATE OF EMPLOYMENT OF APPLICANT: December (MM) / (DD) / 1976 (YY) — 0130
5. TO BE FILED WITH THE FOLLOWING (Indicate One):
   - Board of Governors of the Federal Reserve System ☒ — 0355
   - Comptroller of the Currency ☐ — 0365
   - Federal Deposit Insurance Corporation ☐ — 0375
6. TYPE(S) OF QUALIFICATION REQUESTED:
   - Municipal Securities Representative ☐ — 0385
   - Municipal Securities Principal ☒ — 0395
7. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Non-Supervisory	
A. Underwriting, trading or sales of municipal securities:	☒	☐	1092
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐	1094
C. Research or investment advice with respect to municipal securities in connection with the activities described in (A) and (B) above:	☐	☐	1096
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in municipal securities in connection with the activities described in (A) and (B) above:	☐	☐	1098
E. Processing and clearance activities with respect to municipal securities:	☐	N/A	1100
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A	1102
G. Training of municipal securities principals or municipal securities representatives:	☐	N/A	1104

8. For the purpose of verifying the information furnished on this form by the applicant named in Item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, as well as the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
White, Weld, and Company	Peter McCabe, V.P.



10/26/77 — Date

Stanley K. Peirce — Print Name of Municipal Securities Principal

Signature of Municipal Securities Principal

DO NOT WRITE BELOW

Experience ____ Clearance ____

Further Training Required ____ Exam Taken: Date ____

Exam Required ____ Grade ____

Issue ____ Date Approved: Cond. ____

Exam Grade OK ____ Final ____

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

PERSONAL HISTORY OF APPLICANT

9. Harmon David Kahl 0100
Last Name / First / Middle

10. 318-40-4711 0200
Social Security Number (Completion is not mandatory)

11. 5N125 Powis Road 0210
Resident Street Address

12. Wayne 0220 Illinois 0230 60184 0240
City / State / Zip

13. 1 / 4 / 47 0250
MM DD Date of Birth YY

14. Oak Park, Illinois 0260
Place of Birth

15. Any other name ever used or by which known: None 0300

16. EDUCATION
The following is a statement of all educational institutions attended starting with high school:

Name and Address of Institution (Street, City, State, Zip Code)	From Mo.	From Yr.	To Mo.	To Yr.	Did You Graduate?	Degree	
Glenbard West High School Glen Ellyn, Illinois	9	61	6	64	No		1400
Howe Military School, Howe, Ind.	9	64	6	66	Yes	High School	1410
Babson College, Babson Park, Mass.	9	66	6	70	Yes	B.S.B.A.	1420
							1430

17. EMPLOYMENT HISTORY
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo.	From Yr.	To Mo.	To Yr.	Position Held	Reason for Leaving	Full or Part Time	
SEE ATTACHED SHEET								1500
								1510
								1520
								1530

18. RESIDENTIAL HISTORY
The following is a complete, consecutive statement of all my residential addresses for the past ten years starting with my current residential address:

Address (Street, City, State, Zip Code)	From Mo.	From Yr.	To Mo.	To Yr.	
					1610
SEE ATTACHED SHEET					1620
					1630
					1640
					1650

19. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? If so, state below the type of examination and the approximate date taken.

Yes ☐ No ☒ 2010

Type of Examination 2012 Approximate Date 2016

Type of Examination 2022 Approximate Date 2026

B. Have you ever been exempt from or received a waiver of the requirement to take and pass an examination of the nature specified in question 19A? If so, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Yes ☒ No ☐ 2200

NASD & NYSE 2212 Active in Municipal Bond Business prior to December 1975 2218 Approximate Date 2216
Type of Examination / Basis for Exemption or Waiver

Type of Examination 2222 Basis for Exemption or Waiver 2228 Approximate Date 2226

20. Are you currently bonded?

Yes ☒ No ☐ 2500

14.

The following is a c[illegible] lete, consecutive statement o[illegible] y business history for the past ten years:

FROM Month	FROM Year	TO Month	TO Year	NAME OF EMPLOYER Complete Address	POSITION HELD	REASON FOR LEAVING
12-1-76		PRESENT		HARRIS TRUST 111 W. MONROE CHICAGO ILL.	MUNICIPAL BOND UNDERWRITING	
	74	~~Present~~ 12-1-76		White, Weld & Co., Inc. 30 West Monroe Street Chicago, Illinois	Municipal Bond Trader	~~Present Employer~~ BETTER OPPORTU[illegible]
	74	8	74	Mullaney Wells & Co. 33 North Dearborn Chicago, Illinois	Manager of Municipal Bond Trading	Merger
	73	3	74	Smith Barney & Co. One First National Plaza Chicago, Illinois 03	Manager of Municipal Bond Trading	Eliminat[illegible] of Regi[illegible] Tradin[illegible]
1	70	1	73	The Northern Trust Company 50 South La Salle Street Chicago, Illinois 75	Municipal Bond Trader	Better Opportun[illegible]
	70	11	70	Residence - 817 Washington Blvd. Oak Park, Illinois	Un-employed Looking for employment	
	68	7	70	Residence - 33W350 Surrey Road Wayne, Illinois	Attending College	
	64	6	68	Residence - 571 Hawthorne Street Glen Ellyn, Illinois	Attending College	

WSK 7/16/81

DAVID K. IRMON

The following is a complete, consecutive statement of my residences for the past twenty years:

FROM Month	Year	TO Month	Year	Complete Address
3	74	Present		5N521 Powis Raod Wayne, Illinois
10	73	3	74	Wessel Court St. Charles, Illinois
4	71	10	73	33W350 Surrey Road Wayne, Illinois
7	70	4	71	817 Washington Blvd. Oak Park, Illinois
6	68	7	70	33W350 Surrey Road Wayne, Illinois
4	64	6	68	571 Hawthorne Street Glen Ellyn, Illinois
8	57	4	64	780 Lenox Avenue Glen Ellyn, Illinois
8	55	8	57	859 Ellynwood Drive Glen Ellyn, Illinois
6	51	8	55	720 Elm Street Glen Ellyn, Illinois

IF THE ANSWER TO ANY OF THE FOLLC   IG QUESTIONS IS *YES*, ATTACH *COMPLETE*   TAILS:

21. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or cancelled such coverage? .... Yes ☐ No ☒ **2510**

22. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? .... Yes ☐ No ☒ **2550**

23. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? .... Yes ☐ No ☒ **2580**

24. While you were associated in any capacity with any broker, dealer or municipal securities dealer:
    A. Was its registration denied, suspended or revoked? .... Yes ☐ No ☒ **2620**
    B. Was its membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? ..... Yes ☐ No ☒ **2630**

25. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you or against any broker, dealer, or municipal securities dealer with which you were associated in any capacity when such injunction was entered enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank or insurance company, or any conduct related to such activities or any transactions in any security? .... Yes ☐ No ☒ **2640**

26. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims or bribery in a bankruptcy proceeding, mail fraud, fraud by wire including telephone, telegraph, radio, or television, fraud or false statements? .... Yes ☐ No ☒ **2660**

Date 10-27-77   Signature of Applicant [signature]

FORM MSD-4 ACKNOWLEDGMENT

27. Applicant Name David Kahl Harmon

28. Bank Municipal Securities Dealer Name Harris Trust and Savings Bank

29. Bank Municipal Securities Dealer Address 111 West Monroe Street
    Chicago, Illinois 60690

Receipt Stamp

30. Attention: Richard P. Patterson

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 30. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

HARMON
7/15/77

— DAVE HARMON

NO ON ALL QUESTIONS —

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OR FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a))

7. (a) State whether the applicant, any person named in response to items 5 or 6, or any person directly engaged in the management, direction, supervision or performance of any of the applicant's municipal securities dealer activities, or who directly or indirectly controls any of such activities or who is directly or indirectly controlled by applicant in connection with any of such activities, including any employee:

(i) Has been found by the Securities and Exchange Commission or an appropriate regulatory agency or any jurisdiction willfully to have made or caused to be made any statement which was, at the time and in the light of the circumstances under which it was made, false and misleading with respect to any material fact, or to have omitted to state any material fact, which was required to be stated, in any application for registration or report required to be filed under the Federal securities laws or under the securities laws of any jurisdiction, or in any proceeding before the Securities and Exchange Commission or an appropriate regulatory agency or any jurisdiction relating to securities or the conduct of business or registration as a broker, dealer, municipal securities dealer or investment adviser or associated person thereof . . . . YES ☐ NO ☒

(ii) Has been convicted within 10 years of any felony or misdemeanor (1) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (2) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (3) involving the larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; or (4) involving the violation of Sections 152, 1341, 1342 or 1343 or Chapters 25 or 47 of Title 18, United States Code *(concealment of assets, false oaths and claims, or bribery, in any bankruptcy proceeding; mail fraud, fraud by wire, including telephone, telegraph, radio or television; counterfeiting, forgery, fraud, false statements)*; or has pleaded nolo contendere to any such felony or misdemeanor . . . . YES ☐ NO ☒

(iii) Is enjoined permanently, or within the past 10 years has been enjoined temporarily, by order, judgement or decree of any court of competent jurisdiction from acting as an investment adviser, underwriter, broker, dealer, or municipal securities dealer or as an associated person or employee of any of the foregoing, or as an affiliated person or employee of any investment company, bank, or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security, or arising out of any securities or investment advisory activities . . . . YES ☐ NO ☒

(iv) Has been found by the Securities and Exchange Commission or an appropriate regulatory agency or any jurisdiction or any court to have violated or to have aided, abetted, counselled, commanded, induced, or procured the violation by any other person of the Federal laws, or the laws of any jurisdiction, relating to securities or or relating to the conduct of business as a broker, dealer, municipal securities dealer, investment adviser, or investment company, any rule or regulation under any of such laws, or any rule of the Municipal Securities Rulemaking Board, or to have failed reasonably to supervise another person who committed such a violation, or to have been unable to comply with any of the foregoing . . . . YES ☐ NO ☒

(v) Has been the subject of an order of the Securities and Exchange Commission entered pursuant to paragraph (6) of Section 15 (b) or paragraph (4) of Section 15B (c) of the Securities Exchange Act of 1934 or an order of a court or jurisdiction, or an order of an appropriate regulatory agency entered pursuant to paragraph (5) of Section 15B (c) of the Securities Exchange Act of 1934, barring or suspending the right of such person to be associated with a broker or dealer or municipal securities dealer . . . . YES ☐ NO ☒

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by any item

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a))

7\. (vi) Has been denied membership or registration with, or participation in, or has been suspended, revoked or expelled from membership, participation in or registration with any self-regulatory organization, or has been suspended or barred from being associated with any member of a self-regulatory organization . . . . YES ☐ NO ☑

(vii) Has been denied registration *(license)* with, or suspended, revoked or expelled from registration *(license)* with the Securities and Exchange Commission or any jurisdiction as a broker, dealer, investment adviser, securities salesman, or municipal securities dealer, or has been barred from being associated with a person engaged in such business . . . . YES ☐ NO ☑

(viii) Has been found to have been a cause of (1) the denial, suspension, or revocation of any person's membership or participation in, or registration with the Securities and Exchange Commission, any jurisdiction, or any self-regulatory organization; (2) any bar or suspension of any person from being associated with a broker, dealer, municipal securities dealer, or member of a self-regulatory organization, or (3) any expulsion of any person from a self-regulatory organization . . . . . . YES ☐ NO ☑

(ix) Has willfully made or caused to be made any statement which was, at the time and in the light of the circumstances under which it was made, false and misleading with respect to any material fact, or has omitted to state any material fact, which was required to be stated, in any application for membership or participation in, or to become associated with a member of, a self-regulatory organization, in any report required to be filed with a self-regulatory organization, or in any proceeding before a self-regulatory organization . . . . YES ☐ NO ☑

(x) Has been, within the past 10 years, the subject of any cease and desist, desist and refrain, prohibition, or similar order which was issued by the United States or any jurisdiction arising out of the conduct of the business of a broker, dealer, municipal securities dealer or investment adviser . . . . YES ☐ NO ☑

(xi) Has been associated at any time as an officer, director, general partner, or owner of 10 percentum or more of the voting securities, or has at any time directly or indirectly through agreement or otherwise exercised or had the power to exercise a controlling influence over the management or policies of, a broker or dealer or municipal securities dealer which has been adjudicated bankrupt or a broker or dealer for which a trustee has been appointed pursuant to the Securities Investor Protection Act of 1970 . . . . YES ☐ NO ☑

(xii) Has been the subject of any order, judgement, decree or other sanction of a foreign court, foreign exchange, or foreign government or regulatory agency arising out of any securities or investment advisory activities . . . . YES ☐ NO ☑

(b) State whether applicant, any person named in response to items 5 or 6, or any other person directly engaged in the management, direction, supervision or performance or any of the applicant's municipal securities dealer activities, or who directly or indirectly controls any of such activities or who is directly or indirectly controlled by applicant in connection with any of such activities, including any employee, is presently the subject of any proceedings in which an adverse decision would result in any of the foregoing questions in part (a) being answered "yes" . . . . YES ☐ NO ☑

If the answer to any paragraph of item 7 is "yes," explain on Schedule A.



Signature

8/15/77

FORM U-4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Items 1, 2, 3, 4 and Items being amended.

① LAST NAME: KIJEWSKI | JR. SR. etc. | FIRST NAME: RICHARD | MIDDLE NAME (SPECIFY IF NONE): MARK

② APPLICANT'S CRD #: | SOC. SEC. #: 345-36-4334

③ FIRM CRD #: 7299 | FIRM NFA #:

④ FIRM NAME (Do not include this employment under item 19, page 2): NESBITT BURNS SECURITIES INC

APPLICANT'S NFA #:

⑤ EMPLOYMENT DATE: 12-15-95

⑥ FIRM MAIN ADDRESS — STREET: 115 S. LA SALLE | CITY: CHICAGO | STATE: ILL | ZIP: 60690

⑦ BRANCH I.D. # | OFFICE OF EMPLOYMENT ADDRESS — STREET: SAME | CITY | STATE | ZIP

⑧ Will applicant maintain registration with another Broker-Dealer not under common ownership or control with the firm named in Item 4 above? (If "Yes", list in item 19) ☐ Yes ☒ No
If "Yes", has/have the firm(s) been contacted? ☐ Yes ☐ No

⑨ Will applicant maintain multiple registrations with Broker-Dealers under common ownership or control with the firm named in Item 4 above? ☐ Yes ☒ No
If "Yes", fill in information below:

Firm CRD # ______ Name of Firm ______
Firm CRD # ______ Name of Firm ______
Firm CRD # ______ Name of Firm ______

⑩ TO BE REGISTERED WITH THE FOLLOWING:

SRO: ☐ ASE ☐ BSE ☐ CBOE ☐ CSE ☐ MSE ☒ NASD ☐ NFA ☒ NYSE ☐ PHLX ☐ PSE ☐ OTHER (Specify)

JURISDICTION:
☐ AK ☐ AL ☐ AR ☐ AZ ☐ CA ☐ CO ☐ CT ☐ DC ☐ DE ☐ FL ☐ GA ☐ HI ☐ IA
☐ ID ☒ IL ☐ IN ☐ KS ☐ KY ☐ LA ☐ MA ☐ MD ☐ ME ☐ MI ☐ MN ☐ MO ☐ MS
☐ MT ☐ NC ☐ ND ☐ NE ☐ NH ☐ NJ ☐ NM ☐ NV ☒ NY ☐ OH ☐ OK ☐ OR ☐ PA
☐ RI ☐ SC ☐ SD ☐ TN ☐ TX ☐ UT ☐ VA ☐ VT ☐ WA ☐ WI ☐ WV ☐ WY ☐ PR

☐ *All Jurisdictions. (Check In Lieu Of Each Individual Box).*

⑪ TYPE OF EXAMINATION/REGISTRATION REQUESTED (check all applicable categories)

☐ S-3 Commodity Futures Examination
☐ S-4 (OP) Registered Options Principal
☐ S-5 Interest Rate Options Examination
☐ S-6 (IR) Investment Company and Variable Contracts Products Representative
☒ S-7 (GS) Full Registration/General Securities Representative
☐ S-7 (TR) Securities Trader (NYSE)
☐ S-7 (TS) Trading Supervisor (NYSE)
☐ S-8 (SU) General Securities Sales Supervisor
☐ S-8 (BM) Branch Office Manager (NYSE)
☐ S-11 (AR) Assistant Representative/Order Processing
☐ S-15 (FC) Foreign Currency Options
☐ S-16 (SA) Supervisory Analyst
☐ S-22 (DR) Direct Participation Program Representative
☒ S-24 (GP) General Securities Principal
☐ S-26 (IP) Investment Company and Variable Contracts Products Principal
☐ S-27 (FN) Financial and Operations Principal
☐ S-28 (FI) Introducing Broker-Dealer/Financial and Operations Principal
☐ S-39 (DP) Direct Participation Program Principal
☐ S-42 (OR) Options Representative
☐ S-52 (MR) Municipal Securities Representative
☐ S-53 (MP) Municipal Securities Principal
☐ S-62 (CS) Corporate Securities Representative
☒ S-63 Uniform Securities Agent State Law Examination
☐ S-65 Uniform Investment Advisor Law Examination
☐ (AG) Agent
☐ (RG) Government Securities Representative
☐ (PG) Government Securities Principal
☐ (ME) Member Exchange (NYSE)
☐ (LE) Securities Lending Representative (NYSE)
☐ (LS) Securities Lending Supervisor (NYSE)
☐ (AM) Allied Member (NYSE)
☐ (AP) Approved Person (NYSE)
☐ (AI) Agent of the Issuer
☐ Reschedule Exam Series ______
☐ Other ______

THIS PORTION MUST BE COMPLETED FOR ALL PARTIAL (TRANSFER OR RE-REGISTRATION) FILINGS

⑫ APPLICANT'S CURRENT ADDRESS: STREET: 6617 Charleston | CITY: Oak Forest | STATE: IL | ZIP: 60452 | FROM* MONTH: 7 YEAR: 88

FIRM(S) APPLICANT IS TRANFERRING FROM: ______ TERMINATION DATE: (Mo/Day/Yr.) ______

☐ ◀ ***CHECK IF THIS U-4 IS BEING FILED TO MAKE PERMANENT A TEMPORARY REGISTRATION (TAT).***

The appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

MONTH DAY YEAR | [signature] SIGNATURE OF APPROPRIATE SIGNATORY

TYPE OR PRINT NAME OF APPROPRIATE SIGNATORY

FORM U 4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Items 13, 14 and the Items being amended.

⑬ FIRM CRD #	SOCIAL SECURITY #	APPLICANT'S CRD #
7299	349-36-4334	
FIRM NFA #		APPLICANT'S NFA #

PERSONAL DATA

⑭ LAST NAME	JR./SR., etc.	FIRST NAME	MIDDLE NAME	⑮ OTHER NAMES KNOWN BY
KIJEWSKI		RICHARD	MARK	——

⑯ DATE OF BIRTH (Month, Day, Year)	⑰ SEX	HEIGHT	WEIGHT	HAIR COLOR	EYE COLOR
3-25-45	M	5' 11"	200	BRN	BRN

RESIDENTIAL HISTORY

⑱ GIVE ALL ADDRESSES FOR THE PAST FIVE YEARS, STARTING WITH CURRENT ADDRESS.

STREET	CITY	STATE	ZIP	FROM MONTH	FROM YEAR	TO MONTH	TO YEAR
6617 CHARLESTON, ~~OAK FOR~~	OAK FOREST	ILL	60452	7	88	PRESENT	

EMPLOYMENT AND PERSONAL HISTORY

⑲ **ACCOUNT FOR ALL TIME FOR THE PAST TEN YEARS.** Give all employment experience starting with your previous employer and working back ten years. Include full and part-time work, self-employment, military service, unemployment and full-time education. (If this page is being filed as part of a Form BD, start with your present employer instead.)

NAME / CITY / STATE	FROM MONTH	FROM YEAR	TO MONTH	TO YEAR	POSITION HELD
NAME FUJI SECURITIES INC CITY CHICAGO STATE ILL	6	77	12	95	S.V.P. FINANCE + ADMINISTRATION
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					
NAME CITY STATE					

⑳ Are you currently engaged in any other business (not shown above) either as a proprietor, partner, officer, director, trustee, employee, agent or otherwise?
☐ YES ☒ NO If "YES", please explain below:

The appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

MONTH DAY YEAR SIGNATURE OF APPROPRIATE SIGNATORY

TYPE OR PRINT NAME OF APPROPRIATE SIGNATORY

CRD USE ONLY

FORM U-4 UNIFORM APPLIC[illegible]ON FOR SECURITIES INDUSTRY REGISTRATI[illegible] OR TRANSFER

If there is an [illegible]endment to this page, complete only item 21 and items b[illegible] amended

(21) FIRM CRD #	FIRM NFA #	SOCIAL SECURITY #	APPLICANT'S CRD #	APPLICANT'S NFA #
7299		349-36-4334		

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS "YES" AND YOU CANNOT UTILIZE THE CERTIFICATION IN ITEM 22O BELOW, ATTACH COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON DR[illegible]

(22) *DEFINITIONS*

- Charged — Accused of a crime in a formal complaint, information, or indictment.
- Investment or Investment-Related — Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved — Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or [illegible] reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority — includes (A) a foreign securities authority; (B) other governme[illegible] body or foreign equivalent of a self-regulatory organization empowered by a foreign government to admin[illegible] or enforce its laws relating to the regulation of investment or investment-related activities; or (C) member[illegible] organization, a function of which is to regulate the participation of its members in the activities listed abo[illegible]

Question	YES	NO
22A. Have you been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:		
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion?	☐	☒
(2) gambling?	☐	☒
(3) any other felony?	☐	☒
B. Have you, or an organization over which you exercised management or policy control, ever been charged with any felony or charged with a misdemeanor specified in question A(1) or (2) in a domestic or foreign court?	☐	☒
C. Has any domestic or foreign court ever:		
(1) enjoined you in connection with any investment-related activity?	☐	☒
(2) found that you were involved in a violation of investment-related statutes or regulations?	☐	☒
D. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) found you to have made a false statement or omission?	☐	☒
(2) found you to have been involved in a violation of investment-related regulations or statutes?	☐	☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities?	☐	☒
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity?	☐	☒
E. Has any other Federal regulatory agency or any state regulatory agency or foreign financial regulatory authority ever:		
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical?	☐	☒
(2) found you to have been involved in a violation of investment regulations or statutes?	☐	☒
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an order against you in connection with investment-related activity?	☐	☒
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment-related business, or disciplined you by restricting your activities?	☐	☒
(6) revoked or suspended your license as an attorney, accountant or federal contractor?	☐	☒
F. Has any self-regulatory organization or commodities exchange:		
(1) found you to have made a false statement or omission?	☐	☒
(2) found you to have been involved in a violation of its rules?	☐	☒
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted?	☐	☒
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	☐	☒
G. Has any foreign government ever entered an order against you related to investments or fraud, other than as reported in Items 22A, B, C or E?	☐	☒
H. Have you ever been the subject of an investment-related, consumer-initiated complaint or proceeding that:		
(1) alleged compensatory damages of $10,000 or more; fraud, or wrongful taking of property?	☐	☒
(2) was settled or decided against you for $5,000 or more, or found fraud or the wrongful taking of property?	☐	☒
I. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-H of this item?	☐	☒
J. Has a bonding company denied, paid out on, or revoked a bond for you?	☐	☒
K. Do you have any unsatisfied judgments or liens against you?	☐	☒
L. Have you or a firm that you exercised management or policy control over, or owned 10% or more of the securities of, failed in business, made a compromise with creditors, filed a bankruptcy petition or been declared bankrupt?	☐	☒
M. Has a broker or dealer firm that you exercised management or policy control over, or owned 10% or more of the securities of, been declared bankrupt, had a trustee appointed under the Securities Investor Protection Act, or had a direct payment procedure initiated?	☐	☒
N. Have you been discharged or permitted to resign because you were accused of:		
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct?	☐	☒
(2) fraud or the wrongful taking of property?	☐	☒
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct?	☐	☒

DISCLOSURE CERTIFICATION (OPTIONAL)

You may only certify to the accuracy and completeness of the disclosure information in your file if it has been fully provided in DRP format. If DRP(s) are not on file, do not answer these certification boxes. Provide full details of all matters on DRP(s). All appropriate questions in item 22 must be answered, regardless of whether the certification is being utilized. Refer to the instructions on the inside cover of the Form U-4 for additional information on the utilization of the certification language.

O. I have reviewed a copy of my disclosure file taken from the CRD system. I acknowledge that all information contained therein is fully disclosed, accurate and in DRP format. I further certify the following:

1. I have no new information to add to my disclosure file. ....1. ☐
2. I have new information to add to my disclosure file which is reported on the attached DRP(s). ..2. ☐
3. I have updated information, reported on the attached DRP(s), which was previously reported and contained in Occurrence ________ ..3. ☐

The applicant and appropriate signatory area *DOES NOT* have to be completed *UNLESS* this page is being submitted as an amendment.

MONTH DAY YEAR ____ SIGNATURE OF APPLICANT ____

TYPE OR PRINT NAME OF APPLICANT ____

MONTH DAY YEAR ____ SIGNATURE OF APPROPRIATE SIGNATORY ____

FORM U-4

UNIFORM APPLICATION FOR SECURITIES INDUSTRY REGISTRATION OR TRANSFER

If there is an amendment to this page, complete only Item 23 and Items being amended.

(23) FIRM CRD # 7299	SOCIAL SECURITY #	APPLICANT'S CRD #
FIRM NFA #	349-36-4334	APPLICANT'S NFA #

THE APPLICANT MUST READ THE FOLLOWING VERY CAREFULLY

1. I swear or affirm that I have read and understand the items and instructions on this form and that my answers (including attachments) are true and complete to the best of my knowledge. I understand that I am subject to administrative, civil or criminal penalties if I give false or misleading answers.
2. I apply for registration with the jurisdictions and organizations indicated in Item 10 as may be amended from time to time and, in consideration of the jurisdictions and organizations receiving and considering my application, I submit to the authority of the jurisdictions and organizations and agree to comply with all provisions, conditions and covenants of the statutes, constitutions, certificates of incorporation, by-laws and rules and regulations of the jurisdictions and organizations as they are or may be adopted, or amended from time to time. I further agree to be subject to and comply with all requirements, rulings, orders, directives and decisions of, and penalties, prohibitions and limitations imposed by the jurisdictions and organizations, subject to right of appeal or review as provided by law.
3. I agree that neither the jurisdictions or organizations nor any person acting on their behalf shall be liable to me for action taken or omitted to be taken in official capacity or in the scope of employment, except as otherwise provided in the statutes, constitutions, certificates of incorporation, by-laws or the rules and regulations of the jurisdictions and organizations.
4. I authorize the jurisdictions and organizations to give any information they may have concerning me to any employer or prospective employer, any federal, state or municipal agency, or any other organization and I release the jurisdictions and organizations and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.
5. I agree to arbitrate any dispute, claim or controversy that may arise between me and my firm, or a customer, or any other person, that is required to be arbitrated under the rules, constitutions, or by-laws of the organizations indicated in Item 10 as may be amended from time to time and that any arbitration award rendered against me may be entered as a judgement in any court of competent jurisdiction.
6. For the purpose of complying with the laws relating to the offer or sale of securities or commodities in the jurisdictions indicated in Item 10 as may be amended from time to time, I irrevocably appoint the administrator of each of those jurisdictions, or such other person designated by law, and the successors in such office, my attorney upon whom may be served any notice, process or pleading in any action or proceeding against me arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of the jurisdictions. I consent that any such action or proceeding against me may be commenced in any court of competent jurisdiction and proper venue by service of process upon the appointee as if I were a resident of, and had been lawfully served with process in, the jurisdiction. I request that a copy of any notice, process or pleading served hereunder be mailed to my current residential address as reflected in this form or any amendment thereto.
7. I consent that notice of any investigation or proceeding by any self-regulatory organization against applicant may be given by personal service or by regular, registered or certified mail or confirmed telegram to applicant at his/her most recent business or home address as reflected in this Form U-4, or any amendment thereto, or by leaving notice of the investigation or proceeding at such address.
8. I authorize all of my employers and any other person to furnish to any jurisdiction or organization or any agent acting on its behalf, any information they have, including my creditworthiness, character, ability, business activities, educational background, general reputation, history of my employment and, in the case of former employers, complete reasons for my termination. Moreover, I release each employer, former employer and each other person from any and all liability, of whatever nature, by reason of furnishing any of the above information, including that information reported on the Uniform Termination Notice for Securities Industry Registration (Form U-5). I recognize that I may be the subject of an investigative consumer report ordered by the jurisdictions, or organizations with which this application is being filed, and waive any requirement of notification with respect to any investigative consumer report ordered by any such jurisdiction or organization. I understand that I have the right to request complete and accurate disclosure by the jurisdiction or organization of the nature and scope of the requested investigative consumer report.
9. I understand and certify that the representations in this form apply to all employers with whom I seek registration as indicated in Items 4 and 9 of this form. I agree to update this form by causing an amendment to be filed on a timely basis whenever changes occur to answers previously reported. Further, I represent that, to the extent any information previously submitted is not amended, the information provided in this form is currently accurate and complete.
10. If I have become temporarily registered as an agent, I acknowledge that this application for registration with the jurisdictions and organizations indicated in Item 10 is separate and distinct from any temporary registration already obtained with the jurisdictions and organizations. I further understand that my registration may be denied, suspended or revoked under the laws, regulations or rules of the jurisdictions and organizations.

12 19 95

Month Day Year

Richard Kijewski

SIGNATURE OF APPLICANT

RICHARD KIJEWSKI

TYPE OR PRINT NAME OF APPLICANT

THE FIRM MUST COMPLETE THE FOLLOWING

To the best of my knowledge and belief, the applicant is currently bonded where required, and, at the time of approval, will be familiar with the statute(s), constitution(s), rules and by-laws of the agency, jurisdiction or self-regulatory organization with which this application is being filed, and the rules governing registered persons, and will be fully qualified for the position for which application is being made herein. I agree that, notwithstanding the approval of such agency, jurisdiction or organization which hereby is requested, I will not employ the applicant in the capacity stated herein without first receiving the approval of any authority which may be required by law. This firm has communicated with all of the applicant's previous employers for the past three years.

EMPLOYER	NAME OF PERSON CONTACTED	POSITION OF PERSON CONTACTED	EMPLOYED FROM	EMPLOYED TO	HOW CONTACTED PHONE	HOW CONTACTED LETTER	HOW CONTACTED INTERVIEW

IN ADDITION, I HAVE TAKEN APPROPRIATE STEPS TO VERIFY THE ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN AND WITH THIS APPLICATION.

THE APPROPRIATE SIGNATORY AREA *MUST BE* COMPLETED ON ALL INITIAL, TRANSFER OR AMENDMENT FILINGS.

12 21 95

MONTH DAY YEAR

James Schut

SIGNATURE OF APPROPRIATE SIGNATORY

James Schut

TYPE OR PRINT NAME OF APPROPRIATE SIGNATORY

CRD USE ONLY